SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                             ________________

                               SCHEDULE 13D
                              (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          DETECTION SYSTEMS, INC.
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                             (Name of Issuer)


                  Common Stock, par value $0.05 per share
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                      (Title of Class of Securities)

                                250644 10 1
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                              (CUSIP Number)

                       Frank J. Ryan, Vice President
                          Detection Systems, Inc.
                           130 Perinton Parkway
                            Fairport, NY 14450
                               716-421-4225
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            September 24, 1997
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                    (Continued on the following pages)
                            (Page 1 of 4 Pages)

      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 250644 10 1         13D              Page 2 of 4 Pages

1.  Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons:

    Karl H. Kostusiak, S.S.# ###-##-####

2.  Check the Appropriate Box if a Member of a Group* (a) [  ]
                                                      (b) [  ]

3.  SEC Use Only


4.  Source of Funds


5.  Check box if disclosure of legal proceedings is required pursuant to
    Item 2(d) or 2(e)                                      [  ]

6.  Citizenship or Place of Organization:

    United States of America

  Number of     7. Sole Voting Power       384,321
   shares
beneficially    8. Shared Voting Power     none
  owned by
    each        9. Sole Dispositive Power  384,321
  reporting
 person with   10. Shared Dispositive      none
                   Power

11. Aggregate amount beneficially owned by each reporting person

    564,161(1)

12. Check box if the aggregate amount in row (11) excludes
    certain shares*                                        [  ]

13. Percent of class represented by amount in row (11)

    9.3%

14. Type of reporting person

    IN

------------------
(1)Includes 179,840 shares which may be acquired by Mr. Kostusiak upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans.

CUSIP NO. 250644 10 1     Schedule 13D         Page 3 of 4 Pages


Item 1.   Security and Issuer.

          Common Stock, par value $0.05 per share
          Detection Systems, Inc.
          130 Perinton Parkway
          Fairport, NY 14450

Item 2.   Identity and Background.

          a.  Name:  Karl H. Kostusiak

          b. Residence or Business Address. Detection Systems, Inc., 130 Perinton Parkway, Fairport, NY 14450

          c. Present Principal Occupation. Chairman, CEO and President of Detection Systems, Inc.

          d. Criminal Proceedings. The reporting person has not been convicted in any criminal proceedings during the last five years.

          e. Civil Proceedings. The reporting person has not been a party to any civil proceedings during the last five years.

          f. Citizenship. United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

          Mr. Kostusiak sold 72,000 shares on 9/24/97 as a selling shareholder in Detection Systems' public offering in which the Company issued and sold 1,325,000 shares and selling shareholders sold 220,000 shares. The shares were priced at $20.00 per share.

Item 5.   Interest in Securities of the Issuer.

            a.  Aggregate Amount Beneficially Owned: 574,161(1) or
                9.3% of class
            b.  Number of Shares as to which such person has:
                1. sole power to vote or to direct the vote:  384,321
                2. shared power to vote or to direct the vote:  0
                3. sole power to dispose or to direct the disposition of:
                   384,321
                4. shared power to dispose or to direct the disposition of: 0

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(1) Includes 179,840 shares which may be acquired by Mr. Kostusiak upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans.

CUSIP NO. 250644 10 1     Schedule 13D         Page 4 of 4 Pages

             c.   Transactions effected during the past 60 days:

                  Mr. Kostusiak was awarded a stock bonus of 9,269 shares on 6/3/97 at a per share cost of $17.50. This bonus was deferred to the Company's Deferred Stock Bonus Plan.
                  Said shares may be acquired by Mr. Kostusiak upon retirement.

                  Mr. Kostusiak sold 72,000 shares on 9/24/97 as a selling shareholder in Detection Systems' public offering in which the Company issued and sold 1,325,000 shares and selling shareholders sold 220,000 shares. The shares were priced at $20.00 per share.

             d.   Other Persons Having Right to Receive or Direct.
                  N/A

             e.   Date on Which Reporting Person Ceased to be 5%
                  Holder.  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Form S-2 filed with the Securities and Exchange Commission dated September 19, 1997.

Item 7.   Material to be Filed as Exhibits.

          None.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              11/24/97
                         _________________________________
                              (Date)

                         /s/ Karl H. Kostusiak
                         _________________________________
                              (Signature)

                         Karl H. Kostusiak, Chairman, President & CEO
                         _________________________________
                         (Name/Title)